SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                                        Commission File Number: 0001-000052

                        NOTIFICATION OF LATE FILING

 ( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  (X) Form 10-Q  ( ) Form N-SAR

      For Period Ended: September 30, 1998


 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant: Sunbeam Corporation


 Former name, if applicable: Not Applicable


 Address of principal executive office: 1615 South Congress Avenue, Suite 200 City, state and zip code: Delray Beach, Florida 33445




                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 (X) (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As previously announced, earlier this year the Audit Committee of the Board of Directors of Sunbeam Corporation (the "Company") determined that the Company would be required to restate its audited financial statements for 1997 and possibly 1996, as well as its unaudited financial statements for the first quarter of 1998. This conclusion was reached by the Audit Committee based on information presented to it by the Company's outside auditor, Arthur Andersen LLP, and the accounting firm assisting the Audit Committee, Deloitte & Touche LLP. On October 20, 1998, the Company announced the restatement of its financial results for the six quarter period from the fourth quarter of 1996 through the first quarter of 1998.

      The Company filed an amended 1997 Form 10-K/A on November 12, 1998 and is now in the process of preparing an amended Form 10-Q/A for the first quarter of 1998, as well as the initial filing of its Form 10-Q for the second quarter of 1998, which, as disclosed in a Form 12b-25 filed with the Commission on August 13, 1998, the Company was not able to file timely.
 The Company anticipates making these filings prior to the filing of its third quarter 1998 Form 10-Q.

      As a result of the significant time and effort being expended by the Company and its advisors in connection with the preparation of the filings referred to above, however, the Company will not be in a position to file timely its third quarter 1998 Form 10-Q. Nevertheless, the Company does intend to file its third quarter Form 10-Q no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

 Janet G. Kelley                       (561)                 243-2127
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     (Name)                         (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                         ( )  Yes   (X)  No

      As noted above, the Company failed to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         (X)  Yes   ( )  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company is still in the process of completing the analysis of its results of operations for the third quarter of 1998. Based on the Company's results of operations for the first and second quarters of 1998, however, it appears that the earnings statements contained in the Company's third quarter 1998 Form 10-Q may reflect significant changes in the Company's results of operations from the corresponding period in the prior fiscal year. The Company is working with Arthur Andersen LLP to review the Company's financial records and quantify the amount of any change from the prior fiscal year. Until this review is completed, however, no estimate can be made of the extent to which the Company's results of operations will deviate from those reported during the corresponding period in the prior fiscal year.

                            Sunbeam Corporation
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                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:     November 16, 1998        By:  /s/  Bobby Jenkins
                                       -------------------------------------

                                        Bobby Jenkins
                                        Executive Vice President and
                                        Chief Financial Officer